PRESS RELEASE
AKWASISO DRILLING CONTINUING TO FIRM UP RESOURCE BASE AND PROJECT 5 MILLION AHEAD OF SCHEDULE

Highlights:

  Akwasiso drilling campaign underway to upgrade 3.85 million tonnes of Inferred Resources containing 193,000 ounces of gold to an Indicated classification

  Significant intersections received for Akwasiso drilling, including:

    7 metres at 13.05 g/t gold

    11 metres at 3.21 g/t gold

    54 metres at 1.70 g/t gold

    33 metres at 1.50 g/t gold

  Akwasiso deposit is situated on a current mining lease and supplementary permitting is expected to be complete in H2 2017

  Project 5 Million under construction and expected to be completed a quarter ahead of schedule

  Expansion capital costs are fully funded from current internal resources and cash generated from operations

Vancouver, British Columbia, March 8, 2017 - Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE MKT: AKG) is pleased to announce positive initial results from the Akwasiso drilling campaign, which is currently underway targeting an upgrade of 3.85 million tonnes ("Mt") of Inferred Resources containing 193,000 ounces of gold to an Indicated classification.

Akwasiso is a large scale satellite deposit located 5 kilometers north east of the processing facility, which is in the process of being upgraded to increase throughputs from 3.6 million tonnes per annum (Mtpa) to 5Mtpa. The plant upgrade, "Project 5 Million", is tracking well ahead of schedule and expected to be completed and ready for commissioning at the beginning of Q4 2017. The project's capital costs, including the opening up of Esaase and the installation of the overland conveyor belt over the next two years, is fully funded from existing cash resources and cash generated from operations over this period. Project 5 Million is expected to further increase gold production in 2018 as well as lower All-in sustaining costs ("AISC").

Mining of the Akwasiso deposit is expected to commence during 2018 to augment mill feed from both the Nkran and Dynamite Hill pits, providing mining flexibility in anticipation of the commissioning of the Esaase pit and overland conveyor in H2 2018. The Akwasiso incremental, at surface oxide ounces are expected to have a lower cost profile than the current Nkran operations, thereby contributing to lowering AISC in 2018. The Akwasiso deposit is on an existing mining permit and only requires a supplementary permit application, which is well advanced. Asanko anticipates receiving full permits for Akwasiso in H2 2017.

Peter Breese, President and CEO, commented "The results received so far from the Akwasiso infill drilling program support a significant upgrade of Inferred resources to the Indicated classification. These near-surface, incremental oxide ores are cheap to mine and process and will form part of the 2018 mine plan, along with Nkran and Dynamite Hill, to supply 5Mtpa of ore to the processing plant once the plant upgrades have been completed. The plant upgrades, which will be funded from internal cash resources, are currently tracking well ahead of schedule and we expect hot commissioning to commence early in Q4 2017.

Since we received the more conservative resource model for Nkran, which we published in February 2017, Asanko has now embarked on a pit optimization process to establish the optimal NPV for all eleven pits making up the Asanko Gold Mine Mineral Reserve base. This optimization will be included in the new feasibility study that is due for publication in Q2 2017. "

The infill drilling campaign is close to completion, with 4,437 meters of the planned total of 4,800 meters drilled. Intersections are shown in Table 1 (refer to the Appendices at the end of this release), and highlights include a number of 30-50m mineralized zones evident in boreholes 016 and 018, as well as high grade intercepts. Upon receipt of all assays, the Akwasiso Mineral Resource Estimate ("MRE") will be revised and an updated pit design will be completed. Two cross sections showing key intercepts are also included in the Appendices.

Akwasiso is a satellite deposit which was acquired in Q3 2016 and is situated within the Nkran Shear corridor five kilometers north east of the Nkran Pit. The deposit shows similar geological characteristics to Nkran, with at least three mineralized structures within a sandstone-siltstone sequence and an intrusive granite which hosts shallow dipping quartz veining.

A successful drilling program in Q4 2016 delineated an initial MRE which was published on February 24, 2017 as part of the updated Global Mineral Resource and Reserve Statement for the Asanko Gold Mine.

Table 2: Akwasiso Mineral Resource Estimate, as at December 31, 2016

Cut-off grade 0.5 g/t Au	Tonnes Mt	Grade g/t Au	Moz
Indicated	4.61	1.20	0.18
Total Measured and Indicated	4.61	1.20	0.18
Total Inferred	3.85	1.56	0.19

Qualified Persons Statements

Phil Bentley, Asanko Executive: Geology and Resources (Pr.Sci.Nat.) is the Asanko Qualified Person under NI 43-101 guidelines who assumes technical responsibility for Mineral Resource contents of this news release. The December 2016 MRE for Akwasiso was prepared by Charles J. Muller, B.Sc. Geology (Hons), PR.Sci.Nat., MGSSA, a Director of CJM Consulting Pty Ltd. ("CJM") of Johannesburg, South Africa. The MRE is reported in accordance with Canadian National Instrument 43-101 requirements and the South African Code of Reporting of Exploration Results (SAMREC), which is consistent with the CIM Estimation Best Practice Guidelines in Canada.

Enquiries:

For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Wayne Drier - Executive, Corporate Development
Telephone: +1-778-729-0614
Email: wayne.drier@asanko.com

About Asanko Gold Inc.

Asanko's vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company's flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa. The mine is being developed in phases. Phase 1 commenced gold production in January 2016 and declared commercial production on April 1, 2016. Ramp-up to steady state production was achieved in Q2 2016.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Asanko uses certain terms, such as, "measured mineral resources", "indicated mineral resources", "inferred mineral resources" and "probable mineral reserves", that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of Asanko which have been filed with securities commissions or similar authorities in Canada).

Appendices to News Release dated March 8, 2017

AKWASISO INFILL DRILLING

AKPC17-018, AKPC17-016

AKPC17-018
AKPC17-022
AKPC17-020
AKPC17-011
AKRC17-090
AKPC17-016
AKPC17-018
33m@1.59g/t
AKPC17-016
54m@1.7g/t
AKDD16-009
AKDD16-008
96
AKRC17-090
90
AKDD16-005
AKPC17-022
150
AKPC17-011
217
AKDD16-005
20 0 20 40 60 80m
cale is approximat

ASANKO GOLD

AKWASISO INFILL DRILLING

AKPC17-015

AKPC16-001
AKPC17-0
AKPC17-0
AKPC16-004
AKPC17-015
7m@13.05g/t
AKDD16-015
162
AKDD16-010
239
AKPC16-001
AKPC16-004
277
AKPC17-017
217
AKPC17-015
192

10 0 10 20 30 40m

cale is approximat

ASANKOGOLD

Table 1: Akwasiso Infill Drilling Campaign - Results received to date, March 8, 2017

Borehole ID	From m	To m	Interval Width m	Grade Au g/t
AKPC17-007	68.00	72.00	4.00	6.32
AKPC17-007	174.00	183.00	9.00	0.87
AKPC17-008	73.00	79.00	6.00	0.51
AKPC17-008	103.00	111.00	8.00	2.28
AKPC17-010	18.00	29.00	11.00	1.50
AKPC17-011	13.00	16.00	3.00	2.92
AKPC17-011	31.00	38.00	7.00	0.68
AKPC17-011	51.00	54.00	3.00	0.66
AKPC17-012	66.00	72.00	6.00	0.75
AKPC17-012	125.00	129.00	4.00	1.98
AKPC17-013	16.00	29.00	13.00	1.01
AKPC17-013	53.00	66.00	13.00	0.64
AKPC17-013	167.00	173.00	6.00	1.03
AKPC17-015	126.00	133.00	7.00	13.05
AKPC17-016	1.00	7.00	6.00	0.64
AKPC17-016	17.00	23.00	6.00	0.35
AKPC17-016	27.00	31.00	4.00	2.51
AKPC17-016	36.00	90.00	54.00	1.70
AKPC17-016	222.00	225.00	3.00	0.79
AKPC17-017	62.00	73.00	11.00	3.21
AKPC17-018	18.00	51.00	33.00	1.50
AKPC17-018	55.00	62.00	7.00	1.60
AKPC17-020	30.00	33.00	3.00	1.17
AKRC17-089	32.00	38.00	6.00	1.25
AKRC17-089	70.00	75.00	5.00	2.09
AKRC17-090	10.00	14.00	4.00	0.54
AKRC17-090	36.00	44.00	8.00	0.50
AKRC17-090	56.00	66.00	10.00	0.79